UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to __________

Commission file number: 002-29180

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ProLogis 401(k) Savings Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProLogis
14100 E. 35th Place
Aurora, CO 80011

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401(k) SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Information

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

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401(k) SAVINGS PLAN AND TRUST

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Plan Benefits – December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4
Supplemental Information
1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	9
2 Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2003	10
3 Schedule of Nonexempt Transactions – December 31, 2003	11
Exhibits
Exhibit 23.2 Consent of Independent Accountants
Exhibit 99.1 Sarbanes Oxley Certification

Report of Independent Registered Public Accounting Firm

The Management Development and Compensation Committee

ProLogis 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the 2003 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 14, 2004

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401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$16,450,192	11,784,000
Receivables:
Company contributions	256	538
Participant contributions	1,318	1,546
Other contributions	588	—

Total receivables	2,162	2,084

Liabilities:
Payable:
Other	556	—

Net assets available for plan benefits	$16,451,798	11,786,084

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Contributions:
Employer	$547,513	523,420
Participant	1,706,270	1,857,375
Transfers in	—	31,756
Other	588	—

Total contributions	2,254,371	2,412,551

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	3,136,369	(1,490,012)
Interest and dividends	166,714	168,954

Total investment income (loss)	3,303,083	(1,321,058)

Total additions	5,557,454	1,091,493

Deductions:
Benefits paid to participants	886,642	688,471
Administrative expenses	4,542	4,331
Other	556	—

Total deductions	891,740	692,802

Net increase during the year	4,665,714	398,691
Net assets available for plan benefits:
Beginning of year	11,786,084	11,387,393

End of year	$16,451,798	11,786,084

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by ProLogis (the Company). The Plan covers all employees of the Company who have attained the age of 21 and on the first day of the next month following hire date for full-time employees or after completing 1,000 hours of service for part-time employees. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $12,000 ($14,000 if age 50 or older) in 2003 and $11,000 in 2002. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of the first 6% of participants’ contributions. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2003 and 2002.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Vesting
Years of service	percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

(Continued)

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

Company contributions must be invested in the Company’s stock fund, which invests primarily in the Company’s common stock.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 591/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions. Benefit payments to participants are recorded upon distribution.

(g)	Forfeited Accounts

Forfeited accounts totaled approximately $54,000 and $71,000 at December 31, 2003 and 2002, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2003 or 2002. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2003 the amount of forfeitures used for Company match contributions was approximately $71,000. There were no forfeiture amounts used for Company match contributions during 2002.

(h)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 10.5%. Principal and interest is paid ratably through regular payroll deductions.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for one year following the receipt of hardship withdrawal.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets

(Continued)

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices, except for participant loans which are stated at cost (which approximates their fair value).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying statement of changes in net assets available for plan benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(e)	Administrative Expenses and Distributions

All administrative expenses of the Plan are paid by the Company at the Company’s discretion. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the Trustee to the extent permitted by applicable law. Distributions are recorded when paid.

(3)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
ProLogis Stock Fund	$4,978,317	3,481,991
MFS Strategic Growth Fund	1,628,726	1,346,885
MFS Value Fund	1,284,657	879,985
Oppenheimer Quest Balanced Value Fund	1,276,729	878,654
MFS Emerging Growth Fund	1,240,966	1,011,611
Pimco Total Return Class A Fund	1,100,022	949,941
New Perspectives Global Fund	1,009,028	731,703
Deutsche Equity 500 Index Fund	876,176	404,070

(Continued)

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$1,932,067	(2,085,870)
Common stock	1,204,302	595,858

	$3,136,369	(1,490,012)

(4)	Nonparticipant-Directed Investments

The Company stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this fund is as follows:

	2003	2002
Net assets:
ProLogis Stock Fund	$4,978,317	3,481,991
Changes in net assets:
Employer contributions	$625,753	641,440
Participant contributions	50,882	129,588
Net appreciation in fair value	1,204,302	595,858
Interest and dividends	31	4,596
Benefits paid to participants	(321,506)	(254,763)
Net interfund transfers	(61,450)	12,176
Administrative expenses	(1,686)	(1,370)

	$1,496,326	1,127,525

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(7)	Nonexempt Transaction

During 2003, the Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to approximately $1,318 and resulted in lost earnings of approximately $588, as calculated by the Plan Administrator. The Company has made additional contributions to credit these lost earnings to employee accounts.

Schedule 1

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401(k) SAVINGS PLAN AND TRUST
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of party involved/
description of asset	Cost (a)	Current value
ProLogis Stock Fund*	$3,126,060	4,978,317
Collective investments:
MFS Institutional Fixed Fund*		461,414
Mutual funds:
MFS Strategic Growth Fund*		1,628,726
MFS Value Fund*		1,284,657
Oppenheimer Quest Balanced Value Fund		1,276,729
MFS Emerging Growth Fund*		1,240,966
Pimco Total Return Class A Fund		1,100,022
New Perspectives Global Fund		1,009,028
Deutsche Equity 500 Index Fund		876,176
Security Cap U.S. Real Estate Shares*		370,796
Robertson Stephens Emerging Growth Fund		305,896
Harris Direct Brokerage Accounts		282,375
MFS Conservative Asset Allocation Fund*		275,886
MFS Growth Allocation Fund*		231,136
MFS Mid Cap Growth Fund*		196,237
MFS Moderate Asset Allocation Fund*		191,233
MFS New Discovery Fund*		133,021
MFS Bond Fund*		102,284
MFS Research International Fund*		98,372
MFS Money Market Fund*		53,840
MFS Aggressive Growth Allocation Fund*		38,274
Participant Loans, 5% to 10.5%		314,807

Total		$16,450,192

* Represents a party-in-interest transaction.

(a) Cost information omitted for investments that are fully participant-directed.

See accompanying independent auditors’ report.

Schedule 2

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401(k) SAVINGS PLAN AND TRUST
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2003

		Purchase transactions		Sales transactions
Current value
Identity							of asset on	Net
of party	Description	Number of	Cost of	Number of	Proceeds	Cost of	transaction	realized
involved	of asset	transactions	purchases	transactions	from sales	assets sold	date	gain
ProLogis	Common stock	18	$514,376	4	$98,278	72,403	98,278	25,875

See accompanying independent auditors’ report.

Schedule 3

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401(k) SAVINGS PLAN AND TRUST

Schedule of Nonexempt Transactions

December 31, 2003

(a)	Identity of Party Involved:

ProLogis

(b)	Relationship to Plan:

Employer

(c)	Description of Transaction:

Untimely deposit of employee contributions during 2003 amounting to $1,318 and resulting in lost earnings of $588. Lost contributions were contributed to the Plan in April 2004 and lost earnings are expected to be contributed to the Plan in July 2004.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan and Trust

(Name of Plan)

Dated: June 28, 2004

By: /s/ Walter C. Rakowich

Walter C. Rakowich

Exhibit Index

Exhibit
Number	Description
23.2	Consent of Independent Accountants
99.1	Sarbanes Oxley Certification